Filed Pursuant to Rule 433 Registration Statement No. 333-259205

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated April 14, 2022

Pricing Supplement Dated April __, 2022 to the Prospectus dated September 14, 2021, the Prospectus Supplement dated September 14, 2021, and the Product Prospectus Supplement dated March 3, 2022
$_________ Buffered Enhanced Return Notes Linked to a Basket of Two Exchange Traded Funds, Due May 1, 2024 Royal Bank of Canada

Royal Bank of Canada is offering the Buffered Enhanced Return Notes (the “Notes”) linked to the performance of an equally weighted basket (the “Basket”) of two exchange-traded funds: the SPDR® Gold Shares and the iShares® Silver Trust.
The CUSIP number for the Notes is 78016FHX5. If the Percentage Change (as defined below) of the Basket is positive, the Notes will provide a return that is equal to at least 125% of that Percentage Change (to be determined on the Trade Date), up to the Maximum Return of 20%. If the Percentage Change is 0% or negative, but is not less than ‑15%, the Notes will pay the principal amount.  However, if the Percentage Change is less than ‑15%, you will lose 1% of the principal amount for each 1% that the Percentage Change is less than ‑15%, and you may lose up to 85% of your investment. Any payments on the Notes are subject to our credit risk.
Issue Date: April 29, 2022
Maturity Date: May 1, 2024
The Notes will not pay interest.  The Notes will not be listed on any securities exchange.
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-6 of this terms supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-6 of the product prospectus supplement dated September 14, 2021, and “Risk Factors” on page S-2 of the prospectus supplement dated September 14, 2021.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Price to public(1)	100.00%	$
Underwriting discounts and commissions(1)	2.25%	$
Proceeds to Royal Bank of Canada	97.75%	$
(1) Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their underwriting discount or selling concessions.  The public offering price for investors purchasing the Notes in these accounts may be between $977.50 and $1,000 per $1,000 in principal amount.
If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC (“RBCCM”), acting as our agent, would receive a commission of approximately $22.50 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of up to approximately $22.50 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
The initial estimated value of the Notes as of the Trade Date is expected to be between $904 and $954 per $1,000 in principal amount, and will be less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Trade Date.  The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Two Exchange Traded Funds
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Underwriter:	RBC Capital Markets, LLC
Reference Asset:
The Notes are linked to the level of an equally weighted basket (the “Basket”) of two exchange-traded funds (each, a “Basket Component”).  The Basket Components and their respective Component Weights are indicated in the table below.

Denominations	$1,000 and minimum denominations of $1,000 in excess thereof
Trade Date (Pricing Date):	April 26, 2022
Issue Date:	April 29, 2022
Valuation Date:	April 26, 2024
Maturity Date:	May 1, 2024. The Maturity Date is subject to extension for market and other disruptions, as described in the product prospectus supplement.
Payment at Maturity (if held to maturity):
If the Percentage Change is positive, then the investor will receive, for each $1,000 in principal amount of the Notes, an amount calculated as follows:
$1,000 + ($1,000 x the lesser of (i) the Percentage Change multiplied by the Leverage Factor and (ii) the Maximum Return)

If the Percentage Change is zero or negative but is greater than or equal to -15%, the investor will receive the Principal Amount of the Notes.

If the Percentage Change is less than -15%, then the investor will receive a cash payment equal to:

$1,000 + [$1,000 x (Percentage Change + 15%)]
In this case, you will lose 1% of the principal amount for each 1% that the Percentage Change is less than -15%, and you may lose up to 85% of the principal amount.

Leverage Factor:	At least 125% (to be determined on the Trade Date)
Maximum Return:	20%
Percentage Change:
The Percentage Change, expressed as a percentage and rounded to two decimal places, will be equal to the sum of the Weighted Component Change for each Basket Component. The Weighted Component Change for each Basket Component will be determined as follows:

Initial Price:	The closing price per share of a Basket Component on the Trade Date.
Final Price:	The closing price per share of a Basket Component on the Valuation Date.

P-2	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Two Exchange Traded Funds
The Basket:	Basket Component	Bloomberg Ticker	Component Weight	Initial Price
	SPDR® Gold Shares	GLD	1/2
	iShares® Silver Trust	SLV	1/2
Principal at Risk:	The Notes are NOT principal protected. You could lose a significant portion of your principal amount at maturity if the Percentage Change is less than -15%.
Calculation Agent:	RBC Capital Markets, LLC
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Notes as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the discussion (including the opinion of Ashurst LLP, our special U.S. tax counsel) in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which apply to the Notes.

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the issue date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under "Ownership and Book-Entry Issuance” in the prospectus dated September 14, 2021).
Terms Incorporated in the Master Note:
All of the terms appearing on the cover page and above the item captioned “Secondary Market” on pages P-2 and P-3 of this terms supplement, and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated March 3, 2022, as modified by this terms supplement.

The Trade Date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

P-3	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Two Exchange Traded Funds
ADDITIONAL TERMS OF YOUR NOTES
You should read this terms supplement together with the prospectus dated September 14, 2021, as supplemented by the prospectus supplement dated September 14, 2021 and the product prospectus supplement dated March 3, 2022, relating to our Senior Global Medium-Term Notes, Series I, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this terms supplement carefully.
This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 14, 2021 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated March 3, 2022, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009470/rbc911212424b3.htm

Prospectus Supplement dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009472/rbcsupp911210424b3.htm
Product Prospectus Supplement ERN-ETF-1 dated March 3, 2022:
https://www.sec.gov/Archives/edgar/data/1000275/000114036122007839/brhc10034774_424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.

P-4	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Two Exchange Traded Funds
HYPOTHETICAL RETURNS
The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Basket used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the price of any Basket Component on the Valuation Date or on any trading day prior to the Maturity Date. All examples are based on a hypothetical Leverage Factor of 125% and the Maximum Return of 20%, and assume that a holder purchased Notes with an aggregate principal amount of $1,000 and that no market disruption event occurs on the Valuation Date. The actual Leverage Factor will be determined on the Trade Date.

Example 1 —	Calculation of the Payment at Maturity where the Percentage Change is positive, but is less than the Maximum Return.
	Percentage Change:	2%
	Payment at Maturity:	$1,000 + [$1,000 x (2% x 125%)] = $1,000 + $25 = $1,025
	On a $1,000 investment, a 2% Percentage Change results in a Payment at Maturity of $1,025, a 2.50% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive, and when multiplied by the Leverage Factor, is greater than the Maximum Return.
	Percentage Change:	50%
	Payment at Maturity:	$1,000 + [$1,000 x 20%] = $1,000 + $200 = $1,200

On a $1,000 investment, because the Percentage Change multiplied by the Leverage Factor is greater than the Maximum Return, investors receive a Payment at Maturity of $1,200, a return of 20% on the Notes.

Example 3 —	Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than 15%).
	Percentage Change:	-10%
	Payment at Maturity:	$1,000
	On a $1,000 investment, a -10% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.

Example 4 —	Calculation of the Payment at Maturity where the Percentage Change is negative (by more than 10%).
	Percentage Change:	-60%
	Payment at Maturity:	$1,000 + [$1,000 x (-60% + 15%)] = $1,000 - $450 = $550
	On a $1,000 investment, a -60% Percentage Change results in a Payment at Maturity of $550, a ‑45% return on the Notes.

P-5	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Two Exchange Traded Funds
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Basket Components.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes” in the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms and Structure of the Notes
•
You May Lose a Significant Portion of the Principal Amount of the Notes – Investors in the Notes could lose a substantial portion of their principal amount if there is a decline in the value of the Basket of more than 15%.  In such a case, you will lose 1% of the principal amount of your Notes for each 1% that the Percentage Change is less than ‑15%.  You may lose up to 85% of the principal amount at maturity.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you purchased one of our conventional senior interest bearing debt securities.

•
The Appreciation Potential of the Notes Is Limited by the Maximum Return – If the Percentage Change is positive, we will pay you $1,000 per Note at maturity plus an additional return that will not exceed the Maximum Return, regardless of the appreciation in the Basket Components, which may be significant. Therefore, you will not benefit from any appreciation of the Basket Components in excess of an amount that exceeds the Maximum Return. Your return on the Notes may be less than your return would be on a hypothetical direct investment in the Basket Components.

•
Changes in the Price of One Basket Component May Be Offset by Changes in the Price of the Other Basket Component– A change in the price of one Basket Component may not correlate with changes in the price of the other Basket Component.  The price of one Basket Component may increase, while the price of the other Basket Component may not increase as much, or may even decrease.  Therefore, in determining the price of the Reference Asset as of any time, increases in the price of one Basket Component may be moderated, or wholly offset, by lesser increases or decreases in the price of the other Basket Component.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are our senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date is dependent upon our ability to repay our obligations at that time.  This will be the case even if the prices of one or more of the Basket Components increase after the Trade Date.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
The Payments on the Notes Are Subject to Postponement Due to Market Disruption Events and Adjustments – The Valuation Date and the payment at maturity are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

Risks Relating to the Secondary Market for the Notes
•
There May Not Be an Active Trading Market for the Notes – Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so.  RBCCM or any of our other affiliates may stop any market-making activities at any time.  Even if a

P-6	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Two Exchange Traded Funds
secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.
Risks Relating to the Initial Estimated Value of the Notes
•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public – The initial estimated value that will be set forth in the final pricing supplement for the Notes will not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the prices of the Basket Components, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value.  As a result, the secondary price will be less than if the internal funding rate was used.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes that We Will Provide in the Final Pricing Supplement Will Be an Estimate Only, Calculated as of the Time the Terms of the Notes Are Set – The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes.  See “Structuring the Notes” below.  Our estimate will be based on a variety of assumptions, including our credit spreads, interest rates and volatility, and the expected term of the Notes.  These assumptions are based on certain forecasts about future events, which may prove to be incorrect.  Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
Risks Relating to the Basket Components
•
The Price of Each Basket Component Is Linked Closely to the Price of The Commodity That It Holds, Which May Change Unpredictably and Affect the Value of the Notes In Unforeseeable Ways — Each Basket Component attempts to mirror as closely as possible, before fees and expenses, the performance of the price of gold or silver, as applicable. As a result, the value of the Basket relates directly to the value of these metals.  Investments in securities linked to an exchange traded fund such as the GLD and the SLV, which are linked to the price of a single commodity, may be considered speculative. The markets for gold and silver are generally subject to temporary distortions or other disruptions due to various factors, including a lack of liquidity in the markets, the participation of speculators, and government regulation and intervention.

The methods for determining the prices of gold and silver held by each Basket Component, as described below, are not the same as U.S. futures markets. For example, there are no daily price limits that would otherwise restrict the extent of daily fluctuations in the prices of the commodities in these markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

P-7	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Two Exchange Traded Funds
Gold and silver prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the prices of these metals are generally quoted), interest rates and gold and silver borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Gold and silver prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of these metals by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold and silver, levels of gold and silver production and production costs in the countries in which these metals are mined, and short-term changes in supply and demand because of investment, trading and hedging activities in the gold and silver markets, including trading activities of hedge funds and commodity funds. It is not possible to predict the aggregate effect of all or any combination of these factors.
•
Investing in the Notes Linked to the Basket Is Not the Same as Investing Directly in Gold or Silver, as Applicable — The performance of a Basket Component may not fully replicate the price of gold or silver, as applicable, due to the fees and expenses charged by that Basket Component, restrictions on access to gold or silver or other circumstances. The Basket Components do not generate any income, and as a Basket Component regularly sells its asset to pay for its ongoing expenses, the amount of asset represented by that Basket Component may gradually decline over time. A Basket Component sells its asset to pay expenses on an ongoing basis irrespective of whether the trading price of its asset rises or falls in response to changes in the price of its asset. The sale of a Basket Component’s asset to pay expenses at a time of low asset prices could adversely affect the value of that Basket Component. Additionally, there is a risk that part or all of a Basket Component’s asset could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or otherwise.

•
Changes in the Methodology Used to Calculate the Gold or Silver Spot Price or Changes in Laws or Regulations Which Affect the Price of Gold or Silver May Affect the Value of the Notes — The London Bullion Market Association (the “LBMA”) sets the fixings of gold (the “gold spot price”) and silver (the "silver spot price") used to determine the value of gold and silver held by the Basket Components, and may adjust the determination of the gold spot price or spot price in a way that adversely affects the value of the Notes. In setting these prices, the LBMA has no obligation to consider your interests. The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the gold or silver spot price. Any change of this kind could cause a decrease in the gold or silver spot price, which would adversely affect the value of the Notes.

In addition, the price of gold or silver could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies, courts, or other official bodies. Any event of this kind could adversely affect the gold or silver spot price and, as a result, could adversely affect the value of the Notes.
•
There Are Risks Associated with the LBMA Gold Price and the LBMA Silver Price — The gold and silver held by the Basket Components is valued based upon the "LBMA Gold Price" and the “LBMA Silver Price”. The LBMA Silver Price is a silver price benchmark mechanism administered by ICE Benchmark Administration (“IBA”), an independent specialist benchmark administrator appointed by London Bullion Market Association. These prices are determined using an electronic auction.  Electronic markets are not exempt from failures. In addition, electronic trading platforms may be subject to influence by high-frequency traders with results that are highly contested by the industry, regulators and market observers.  It is possible that electronic failures or other unanticipated events may occur that could result in delays in the announcement of, or the inability of the system to produce, an LBMA Gold Price or an LBMA Silver Price on any given day. Furthermore, if a perception were to develop that these prices are vulnerable to manipulation attempts, or if the proceedings surrounding the determination and publication of these prices were seen as unfair, biased or otherwise compromised by the markets, the behavior of investors and traders in gold or silver may change, and those changes may have an effect on the price of gold or silver (and, consequently, the value of the Basket Components). In any of these circumstances, the intervention of extraneous events disruptive of the normal interaction of supply and demand of gold or silver at any given time, may result in distorted prices and losses in value

P-8	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Two Exchange Traded Funds
of a Basket Component that, but for such extraneous events, might not have occurred.  The LBMA may alter, discontinue or suspend calculation or dissemination of the LBMA Gold Price or the LBMA Silver Price, which could adversely affect the value of the Notes. The LBMA, or an independent service provider appointed by the LBMA, will have no obligation to consider your interests in calculating or revising the LBMA Gold Price or the LBMA Silver Price. All of these factors could adversely affect the price the Basket Components and, therefore, the return on the Notes.
•
Single Commodity Prices Tend to Be More Volatile Than, and May Not Correlate with, the Prices of Commodities Generally — Each Basket Component holds a single commodity and not diverse basket of commodities or components of a broad-based commodity index. Each Basket Component’s asset may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. As a result, the Notes carry greater risk and may be more volatile than a security linked to the prices of more commodities or a broad-based commodity index.

•
You Will Not Have Any Rights to the Assets Included in the Basket Components – As a holder of the Notes, you will not have the right to receive any of the commodities held by the Basket Components.  Similarly, you will not have any of the rights that holders of the Basket Components would have.

•
Adjustments to the Basket Components Could Adversely Affect the Notes — The sponsor of each of the Basket Components is responsible for calculating and maintaining each Basket Component. The sponsor can take actions to can add, delete or substitute the assets held by the applicable Basket Components. The sponsor may make other methodological changes that could change the share price of one or more of the Basket Components at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the Notes.

•
We and Our Affiliates Do Not Have Any Affiliation with the Sponsor of Either Basket Component and Are Not Responsible for Their Public Disclosure of Information — We and our affiliates are not affiliated with these sponsors in any way and have no ability to control or predict their actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Basket Components. The sponsors are not involved in the offering of the Notes in any way and have no obligation to consider your interests as an owner of the Notes in taking any actions relating to the Basket Components that might affect the value of the Notes. Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the sponsors or the Basket Components contained in any public disclosure of information. You, as an investor in the Notes, should make your own investigation into the Basket Components.

Risks Relating to Conflicts of Interest
•
Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Basket Components or the assets held by the Basket Components that are not for the account of holders of the Notes or on their behalf.  These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management.  These trading activities, if they influence the value of the Basket, could be adverse to the interests of the holders of the Notes.  These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes.  Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Basket Components or the assets that they hold.  This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes.  Any of these activities by us or one or more of our affiliates may affect the value of the Basket, and, therefore, the market value of the Notes.

P-9	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Two Exchange Traded Funds
INFORMATION REGARDING THE BASKET COMPONENTS
Information provided to or filed with the SEC by the Basket Components under the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, can be obtained through the SEC’s website at www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not participated in the preparation of, or verified, such publicly available information. None of the forgoing documents or filings are incorporated by reference in, and should not be considered part of, this document.
The following information regarding the Basket Components is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the Basket Components with the SEC, information published by them on their websites or in any other format, information about them obtained from any other source or the information provided below.
The Notes are not sponsored, endorsed, sold or promoted by the Basket Components' sponsor, or any of the other entities described in this section. These parties have no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.
The SPDR® Gold Shares
This Basket Component issues SPDR® Gold Shares, or the “Shares,” which represent units of fractional undivided beneficial interest in and ownership of the Basket Component. World Gold Trust Services, LLC is the sponsor of this Basket Component, or the Sponsor. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, is the trustee of this Basket Component, or the Trustee, HSBC Bank plc is the custodian of this Basket Component, or the Custodian, and State Street Global Advisors Funds Distributors, LLC is the marketing agent of this Basket Component, or the Marketing Agent. This Basket Component intends to issue additional Shares on a continuous basis through its Trustee. This Basket Component is not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended, and its sponsor is not subject to regulation by the Commodity Futures Trading Commission as a commodity pool operator, or a commodity trading advisor.
The Shares trade on NYSE Arca, Inc., or NYSE Arca, under the symbol “GLD.”
The Shares may be purchased from this Basket Component only in one or more blocks of 100,000 Shares (a block of 100,000 Shares is called a Basket). The Basket Component issues Shares in Baskets to certain authorized participants, or the Authorized Participants, on an ongoing basis. Baskets are offered continuously at the net asset value, or the NAV, for 100,000 Shares on the day that an order to create a Basket is accepted by the Trustee.
The investment objective of this Basket Component is to reflect the performance of the price of gold bullion, less the Basket Component’s expenses. The Basket Component holds gold bars. The Basket Component issues shares in exchange for deposits of gold and distributes gold in connection with the redemption of shares. The Shares of the Basket Component are intended to offer investors an opportunity to participate in the gold market through an investment in securities. The ownership of the Shares of the Basket Component is intended to overcome certain barriers to entry in the gold market, such as the logistics of buying, storing and insuring gold.
The Shares of the Basket Component represent units of fractional undivided beneficial interest in and ownership of the Basket Component, the primary asset of which is allocated (or secured) gold. The Basket Component is not managed like a corporation or an active investment vehicle. The gold held by the Basket Component will be sold only: (1) on an as-needed basis to pay the Basket Component’s expenses, (2) in the event the Basket Component terminates and liquidates its assets or (3) as otherwise required by law or regulation.

P-10	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Two Exchange Traded Funds
Creation and Redemption
The Basket Component creates and redeems the Shares from time to time, but only in one or more baskets (a “basket” equals a block of 100,000 shares). The creation and redemption of baskets requires the delivery to the Basket Component or the distribution by the Basket Component of the amount of gold and any cash represented by the baskets being created or redeemed, the amount of which is based on the combined net asset value of the number of Shares included in the baskets being created or redeemed. The initial amount of gold required for deposit with the Basket Component to create shares for the period from the formation of the Basket Component to the first day of trading of the Shares on the NYSE was 10,000 ounces per basket. The number of ounces of gold required to create a basket or to be delivered upon the redemption of a basket gradually decreases over time, due to the accrual of the Basket Component’s expenses and the sale of the Basket Component’s gold to pay the Basket Component’s expenses. Baskets may be created or redeemed only by authorized participants, who pay a transaction fee for each order to create or redeem baskets and may sell the Shares included in the baskets they create to other investors.
Valuation of Gold; Computation of Net Asset Value
The Trustee determines the NAV of the Basket Component on each day that NYSE Arca is open for regular trading at the earlier of (i) the afternoon session of the twice daily determination of the price of an ounce of gold through an auction by the London Bullion Market Association, or LBMA, administered by the ICE Benchmark Administration, or the IBA, which starts at 3:00 PM London, England time, or the LBMA Gold Price PM, or (ii) 12:00 PM New York time. The LBMA Gold Price PM is determined by participants in a physically settled, electronic and tradable auction. The LBMA Gold Price PM replaced the previously established London PM Gold Fix on March 20, 2015. The NAV of the Basket Component is the aggregate value of the Basket Component’s assets less its estimated accrued but unpaid liabilities (which include accrued expenses). In determining the Basket Component’s NAV, the Trustee values the gold held by the Basket Component based on the LBMA Gold Price PM for an ounce of gold. The Trustee also determines the NAV per Share.
The Custodian is HSBC Bank plc and is responsible for the safekeeping of the Basket Component’s gold bars transferred to it in connection with the creation of Baskets by Authorized Participants. The Custodian also facilitates the transfer of gold in and out of the Basket Component through gold accounts it maintains for Authorized Participants and the Basket Component. The Custodian is a market maker, clearer and approved weigher under the rules of the LBMA.
The iShares® Silver Trust
The SLV trades under the ticker symbol “SLV” on NYSE Arca, Inc. The sponsor of this Basket Component is iShares Delaware Trust Sponsor LLC ("iShares Delaware"), a Delaware limited liability company and an indirect subsidiary of BlackRock, Inc.
(“BlackRock”)The Bank of New York Mellon is the trustee of the SLV, and JPMorgan Chase Bank, N.A., London branch is the custodian of the SLV.
The SLV seeks to reflect generally the price of silver before the payment of its expenses and liabilities. The assets of the SLV consist primarily of silver held by the custodian on behalf of the SLV. The SLV issues shares in exchange for deposits of silver and distributes silver in connection with the redemption of shares. The SLV issues shares in baskets of 50,000 or integral multiples of 50,000. Baskets may be redeemed by the SLV in exchange for the amount of silver corresponding to their redemption value. The shares of the SLV are intended to constitute a simple and cost-effective means of making an investment similar to an investment in silver.
The shares of the SLV represent units of fractional undivided beneficial interest in and ownership of the SLV. The SLV is a passive investment vehicle and the trustee of the SLV does not actively manage the silver held by the SLV. The trustee of the SLV sells silver held by the SLV to pay the SLV’s expenses on an as-needed basis irrespective of then-current silver prices. Currently, the SLV’s only ordinary recurring expense is expected to be iShares Delaware’s fee. The trustee of the SLV will, when directed by iShares Delaware, and, in the absence of such direction, may, in its discretion, sell silver in such quantity and at such times as may be necessary to permit payment of iShares Delaware’s fee and of SLV expenses or liabilities not assumed by iShares Delaware.

P-11	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Two Exchange Traded Funds
On each business day, as soon as practicable after 4:00 p.m. (New York time), the trustee evaluates the silver held by the SLV and determines the net asset value of the SLV and the NAV. For purposes of making these calculations, a business day means any day other than a day when NYSE Arca is closed for regular trading. The trustee values the silver held by the SLV using that day's LBMA Silver Price. The LBMA Silver Price is the price per ounce, in U.S. dollars, of unallocated deliver delivered in London determined by the IBA following an electronic auction consisting of one or more 30-second rounds starting at 12:00 p.m. (London time) on each day that the London silver market is open for business and published shortly thereafter. At the start of each round of auction, the IBA publishes a price for that round. Participants will then have 30 seconds to enter, change or cancel their orders. At the end of each round, order entry is frozen, and the system checks to see if the imbalance (i.e., the difference between buying and selling) is within the threshold (normally 500,000 ounces of silver). If the imbalance is outside the threshold at the end of a round, then the auction is not balanced, the price is adjusted and a new round starts. If the imbalance is within the threshold then the auction is finished, and the price is set as the LBMA Silver Price for that day.
According to the SLV’s prospectus, the SLV is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act and is not subject to regulation thereunder. The SLV is not a commodity pool within the meaning of the Commodity Exchange Act, as amended, and is not subject to regulation thereunder, and iShares Delaware is not subject to regulation by the Commodity Futures Trading Commission as a commodity pool operator or a commodity trading advisor.

P-12	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Two Exchange Traded Funds
HISTORICAL INFORMATION
The graphs below set forth the information relating to the historical performance of the Basket Components. We obtained the information in the graphs below from Bloomberg Financial Markets. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.
The historical performance of any Basket Component should not be taken as an indication of its future performance, and no assurance can be given as to the prices of the Basket Components at any time. We cannot give you assurance that the performance of the Basket Components will not result in the loss a significant portion of your investment.
Historical Information for the SPDR® Gold Shares
The graph below illustrates the performance of this Basket Component from January 1, 2012 to April 12, 2022.

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P-13	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Two Exchange Traded Funds
Historical Information for the iShares® Silver Trust.
The graph below illustrates the performance of this Basket Component from January 1, 2012 to April 12, 2022.

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P-14	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Two Exchange Traded Funds
SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated September 14, 2021 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference, directly or indirectly, an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Basket Components or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
Under Section 1260 of the Code, “net underlying long-term capital gain” on the Notes may be subject to tax at higher rates applicable to “collectibles” instead of the general rates that apply to long term capital gain.

P-15	RBC Capital Markets, LLC

Buffered Enhanced Return Notes Linked to a Basket of Two Exchange Traded Funds
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about April 29, 2022, which is the third (3rd) business day following the Trade Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus dated September 14, 2021. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated September 14, 2021.
We expect to deliver the Notes on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative arrangements to prevent a failed settlement.
In the initial offering of the Notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document. In addition to the underwriting discount set forth on the cover page, we or one of our affiliates may also pay a fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately 6 months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time.  This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes.  This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this terms supplement in the initial sale of the Notes.  In addition, RBCCM or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Basket Components.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value that will be set forth on the cover page of the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Components, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors result in the initial estimated value for the Notes on the Trade Date being less than their public offering price.  See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

P-16	RBC Capital Markets, LLC